Eliem Therapeutics, Inc.

23515 NE Novelty Hill Road, Suite B221 #125

Redmond, WA 98053

August 5, 2021

Via EDGAR Submission

Securities and Exchange Commission

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parish
Vanessa Robertson
Dillon Hagius
Jeffrey Gabor

Re:	Eliem Therapeutics, Inc. Registration Statement on Form S-1, as amended (File No. 333-257980) Withdrawal of Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to the several letters, each filed as correspondence via EDGAR on August 3, 2021, in which both we and the several underwriters requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-257980) for August 5, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw both our and the underwriters’ requests for acceleration of the effective date.

Very truly yours,

Eliem Therapeutics, Inc.

/s/ Robert W. Azelby
By:	Robert W. Azelby
Title:	Chief Executive Officer

cc:	Alan Hambelton, Cooley LLP
Julia Stark, Cooley LLP
Brian Cuneo, Latham & Watkins LLP
Phillip Stoup, Latham & Watkins LLP